
SPILL

SPILL

# real-time conversation at the speed of culture

Follow SPILL to be notified if they later decide to raise funding.

WATCH FOR UPDATES

spill.com Los Angeles, CA

## Highlights

1. Raised over $5M from top early stage VCs (MaC VC, Kapor, Collide, Greylock, Bessemer)

2. Hit #1 in the Apple App Store within 3 weeks of beta launch with over 500,000 downloads to date

3. Early advertising customers include Paramount+, CBS, Showtime, Sony Pictures, Amazon Prime & more

4. Major press coverage includes CNN, Time, TechCrunch, Essence, AfroTech and Inc Mag Cover (Nov 2024)

5. Named Apple's App of the Day (Feb 2024) and one of Fast Company's Most Innovative Companies of 2024

6. Q4 2024 was strongest growth & revenue month since launch, pacing to cross $1M in revenue in 2025*

7. *Future projections are not guaranteed

## Featured Investors



**April Reign**
Syndicate Lead

Follow

Invested $1,000

**Creator of #OscarsSoWhite, media strategist, advocate for equity & inclusion in entertainment. Former lawyer turned culture change catalyst.**
ReignOfApril.com

"As the creator of #OscarsSoWhite, I've dedicated my career to creating spaces where marginalized voices can be heard, valued, and amplified. My decision to step forward as Lead Investor for Spill on WeFunder directly aligns with this mission. Spill isn't just another social media platform – it's a deliberate response to the systemic inequities we've seen in digital spaces. Founded by Alphonzo Terrell and DeVaris Brown, Spill demonstrates what's possible when we build platforms that prioritize inclusion from the ground up, rather than treating it as an afterthought. What draws me to invest in Spill is its authentic commitment to community ownership and cultural appreciation. In a digital landscape where Black creators and other creators of color frequently see their contributions appropriated without recognition or compensation, Spill has built a model that respects and rewards cultural capital. This investment represents more than a financial decision – it's an investment in a future where digital spaces reflect and respect the full diversity of their users. I've spent years advocating for systemic change in entertainment and media. Now, through Spill, we have the opportunity to reshape how social media serves and supports historically marginalized communities. As Lead Investor, I'm not just backing a platform; I'm supporting a vision of social media that aligns with the values of equity, representation, and authentic community engagement that I've championed throughout my career. I invite you to join me in supporting a platform that's setting a new standard for inclusive digital spaces."



Other investors include MaC Venture Capital, Kapor Center, Collide Capital

---

# Our Team



**Alphonzo Terrell** Co-Founder and CEO

ex-Twitter, HBO, Sony Music



**Nikki Blake** Director of Engineering

ex-Google,



**Kenya Parham** Chief Growth Officer

2-time founder

# Pitch



SPILL
Visual Conversation at the Speed of Culture
Bridge Investment Presentation




Waffen 2.0 @22ndSSPanzer · 3d
Nothing more repulsive than a jew.
81
236
2.4K
32K
EugenePorknBeans @BbBumpkinz · 1d
Speak for yourself ñïggër!! My ancestors had a blast
John Vincent
@Peepeepbirdy
Happy Halloween from my níğğeř-free neighborhood!
ANTUNES @Antunes1 · 12h
The electoral map if niggers didn't vote
Democrats
Republicans
0
538
114
238
4.9K
184K
Liz Churchill @Liz_churchill10 · 7/23/24
"If you're a man...who votes for a woman for President...you're a Faggot..."
0:13
18
495


**Platforms designed to**

Recipients of Online Racism

"connect" us are actually alienating us in large part due to the rise in hate speech and harassment.

This disproportionally affects the fastest growing audiences in the U.S. (Black, Hispanic and Asian Americans).

over the past 12 months

50
40
30
20
10
0
Percentage who reported online racism
Black Americans
Asian Americans
Hispanic Americans

Source: Anti Defamation League, "Online Hate and Harassment 2024 Report"

**SPILL** Confidential





Advertisers spend more than $45B per year to reach these multicultural audiences.
Multicultural media advertising and marketing spending in the United States from 2022 to 2024
50
40
30
20
10
0
Revenue in billion U.S. dollars
2022
2023
2024
Source: Statista 2024
SPILL Confidential
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Due to these issues, users are seeking new ways to connect and brands are seeking new places to spend.
VΣΣ FL€€ @_CuffyCombs · 9h
Replying to @DetroitEmory
All that's on this Mf is these damn Tesla Bots Accounts & Racists. I'm really bout to Lock in wit The Spill App now 😅 💯
1
1
14
Forbes
FORBES > BUSINESS > MEDIA
With Concerns About Brand Safety, More Advertisers Have Left X
Brad Adgate Contributor
Brad Adgate is a high-profile media and advertising consultant
Follow
2
Dec 7, 2023, 07:35am EST
SPILL Confidential
5


SPILL is visual conversation at the speed of culture
Raised $5.1M in pre-seed funds from top early stage firms
COLLIDE CAPITAL
Bessemer Venture Partners
greylock
Reached #1 in Apple App Store with over 500K downloads during first 12 months in market
Top Charts
Chosen as Apple's App of the Day and one of Fast Company's Most Innovative Companies in 2024
APP OF THE DAY
Im so grateful for this app! the people I've met on here just too notch #spillville
spades got a practice mode with no one hollerin, i might actually learn how to play now
SPILL Confidential
6


Culture
Stay current on the latest trends and topics
Connection
Engage with people and activities that interest you
Commerce
Earn rewards and monetize your network
SPILL vertically integrates culture, connection and commerce through a single interface
Spillboard
The Official Spill Hotlist
shop LePhresh.com "32KEYZ" code works til 1/1/24. and there's only 7 of these left
If I can't pay with Apple Pay, I'm just going to
Spill something
SPILL Confidential


Founders
Alphonzo Terrell
Devaris Brown
Following Elon Musk's acquisition of Twitter, Alphonzo Terrell recruited former colleague DeVaris Brown to build something new.
Together they launched SPILL in mid-2023 to introduce a safer, more rewarding and more enjoyable way to connect people with shared backgrounds.
Despite only being in market for a year, SPILL has already become the largest mobile platform catering to multicultural audiences.
Forbes
FAST COMPANY
TIME
BET
TechCrunch
THE WALL STREET JOURNAL.
CNN
ESSENCE

SPILL Confidential

Bloomberg washingtonpost



# Team

The **SPILL** team is a group of young, gifted technologists, creatives and media specialists with tier 1 domain expertise in their respective areas.



**Nikki Blake**
Director of Engineering
(Ex-Google)



**Kenya Parham**
VP of Partnerships
(2x Founder)



**Chisom Obi-Okoye**
Product Manager
(Ex-Meta, Pinterest, Twitter)

**Eric Cheatham**
Senior Backend Eng
(ex-Meroxa)

**Justin Greene**
Product Design Principal
(ex-Meta, Pinterest)



**Edward Turner**
Machine Learning/AI Lead
(ex-Nielsen)



**RK Jackson**
Editorial Lead
(ex-Twitter)

SPILL Confidential



# Key Investors & Advisors

**SPILL** is backed by some of the top early stage firms in venture, along with a team of accomplished advisors across relevant disciplines



**Marlon Nichols**
MaC Venture Capital



**Aaron Samuels & Brian Hollins**
Collide Capital
(Aaron is also a Blavity Co-Founder)



**Mitch & Freada Kapor**
Kapor Center



**Kerry Washington**
Emmy-Award Winning Actor, Producer



**Questlove**
Oscar & Grammy-Awarding Musician



**Nick Caldwell**
CPO, Peloton
(fmr. Twitter GM of Eng, Reddit, Microsoft )



**Dantley Davis**
Chief Design Officer, Nike
(frm. CDO Twitter, Meta, Netflix)



**April Reign**
#OscarsSoWhite Creator

SPILL Confidential





SPILL 's core audience consists of young, diverse, internet-savvy creators that have been leading indicators for scaled platforms like
#facecardFriday
SPILL
60%
Women
92%
US-based
the way i opened Spill this morning


Twitter, Instagram
and Snapchat.
93%
Black / Hispanic / Asian American
25-30
Most Active Age Group
SPILL Confidential
11


95% of growth to date has been driven by organic word-of-mouth and press.
Total Signups
225,000
200,000
175,000
150,000
125,000
Q3 2023
Q4 2023
Q1 2024
Q2 2024
made my best friend sign up at the bar
SPILL Confidential
12


Day 30 retention has improved by 300% YoY, well above industry benchmarks of 3%*
this app has my screen time wayyy up
gods_favorite
SPILL
Avg Monthly Retention (%)
30
20
10
0
Q3 2023
Q4 2023
Q1 2024
Q2 2024
SPILL Confidential
Source: Statista 2024
13


For players of SPILL Spades, retention is even higher at 52% Day 30 and avg time spent per game is 30 minutes per user.
How to Play


Not sure how to play Spades?
Tap now for a 101
SPILL
I came back cause I heard yal got spades on here now 👀
nandikayyy
Q2 2024
SPILL Confidential
14


Average Revenue Per Ad Campaign has increased by over 400% YoY and SPILL is projected to cross $1M annual revenue by mid-2025.
Ad Revenue per Campaign
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
Q3 2023
Q4 2023
Q1 2024
Q2 2024
Q3 2024
BASKETBALL WIVES
LOS ANGELES
Basketball Wives: Los Angeles
spades got a practice mode with no one hollerin, i might actually learn how to play now
SPILL Confidential
15

*Forward-looking projections are not guaranteed.*


Key Learnings
SPILL is a safe space. I wanna let all my other social media go.
harrisbrooks
SPILL
Culture
SPILL has 66% less harmful content by volume compared to legacy platforms, resulting in 400% more avg creation per user
#ATLSpill Meetup pt 2 pregame pic
cometseme
SPILL
Connection
Users that have made at least 4 friends through SPILL are retaining at 10x the platform benchmark
BASKETBALL WIVES
LOS ANGELES
Basketball Wives: Los Angeles
Commerce
Advertisers are eager to invest in emerging platforms that provide access to hard-to-reach multicultural audiences
SPILL Confidential
16


"We believe that multicultural is the mainstream, and SPILL has shown that it is


brimming with energy, creativity, and the right consumers, even at this early stage."
-Dani Otero, SVP of Global Paid Media & Analytics, Lionsgate
SONY PICTURES
PUBLICIS GROUPE
prime video
Paramount+
LIONSGATE
GILEAD
horizon media
DIGITAS
NBCUniversal
CBS
VH1
MEDIAHUB
SPILL Confidential
17


Competitive Analysis
Scale (total users)
% Multicultural Users
X/Twitter
Threads
Koo
Bluesky
Fanbase
SPILL
BlackPlanet (app only)
Melanin People
Frequency People
SPILL 's position as the largest mobile platform focused on multicultural audiences sets it apart from the industry, making it the de facto choice for users and advertisers
18


What Users Are Saying
spill really be keeping me updated on things that I would actually care about
my favorite thing about this app is that it's completely original & organic
This literally my new favorite app
legit my favorite app and favorite community right here #spill glad to be a part
this is becoming my favorite app. it's so chill over here
Spill has, quite literally, become my safest of spaces. thank yall for the virtual support
bigreddington
SPILL
SPILL. putting the "social" back in social media.
niara
everytime I get back on here, I'm instantly reminded how much I appreciate this space
being on spill really brings me peace I don't have to worry about no negativity
thareale_
SPILL Confidential
19


Go To Market
Objectives: 5M Signups / $5M+ annual revenue within 24 months
KPIs: App Downloads (iOS and Android), 4 Week Retention (>30%), App Opens Per User Per Day, MRR
USER GROWTH & REVENUE
5M
3M
1M
PRODUCT
Q4 2024
Q2 2025
Q4 2025
Q2 2026
Q4 2026
Q1 2027
Culture (GenAI Topic Summaries, User Reputation Score, Character Agents)
Connection (Groups, DMs, Games V2, IRL Tea Parties/SPILLFest)
Commerce (Creator Monetization, SPILL+[jobs/dating], Insights Dash, Media Network)
SPILL Confidential
20

*Forward-looking projections are not guaranteed.*


Our $2M bridge round will unlock the hiring, product development and audience expansion resources needed to achieve our targets in the next 12 - 18 months
SPILL
This is about to become my new favorite app
spades got a practice mode with no one hollerin, i might actually learn how to play now
SPILL Confidential
21


Appendix
(recent trends)


Growth – How many new users are signing up?
Sep 1, 2024 → Nov 25, 2024
Insights, Linear • It's pretty self explanatory—more users signing up is an essential part of the growth equation!
User Signed Up [Unique Users]
10K
8K
6K
4K
2K
0
September
October
November
Signup growth has increased an average of 80% or more for three consecutive months heading into Q4.
SPILL Confidential
24


Signups Per Day (Since 12/20)
Jul 1, 2024 → Dec 31, 2024
Insights, Linear
User Signed Up [Unique Users]
20K
15K
10K
5K
0
Q3 2024
Q4 2024
Source: Mixpanel
SPILL Confidential
25


SPILL 2024 Revenue
$100,000.00
$75,000.00
$50,000.00
$25,000.00
$0.00
-$25,000.00
Jan 2024
Mar 2024
May 2024
Jul 2024
Sep 2024
Nov 2024

In addition, we've also seen a sustained uptick in gross revenue primarily from recurring advertising deals (Gilead, Showtime, CBS, Paramount+, etc.)





Booked & Cumulative
Booked
Cumulative Revenue
$800,000.00
$600,000.00
$400,000.00
$200,000.00
$0.00
Jan 2025
Mar 2025
May 2025
Jul 2025
Sep 2025
Nov 2025
Month
Revenue projections for 2025 are even better, with more than $750,000 already booked. Using 2024 as a baseline, we can conservatively project at least $1M+ in annualized revenue being booked in 2025.
SPILL Confidential
27


*Forward-looking projections are not guaranteed.*



Since Dec 23, 2024
Today
Yesterday
7D
30D
3M
6M
12M
XTD
Day
Compare
Retention Curve
All User Profiles
Spades Joiners June 17 - July 16th [Unique Users]
100%
75%
50%
25%
0%
< 1 Day
Day 5
Day 10
Day 15
Day 20
Day 25
Day 30
X and more days later your Users came back and did B.
Overall platform D30 retention continues to improve, sitting at between 30% - 40%, with Spades players retaining at 60% - 75% Day 30.
SPILL Confidential
28




Engagement - Who are my most engaged users?
Oct 1, 2024 → Jan 23, 2025
Insights, Linear • You can identify your most engaged users by using cohorts. Cohorts are a group of users defined by a chosen set of criteria—in this case, users who have reached the value moment 3 times in the last month.
B. Resurrected User (90 Day Period) (Spill Liked)
15K
12.5K
10K
7.5K
5K


2.5K
0
Oct 7
Oct 14
Oct 21
Oct 28
Nov 4
Nov 11
Nov 18
Nov 25
Dec 2
Dec 9
Dec 16
Dec 23
Dec 30
Jan 6
Jan 13
Jan 20
Source: Mixpanel
Lapsed users have also been returning at significant rates as well, up over 200% since Oct. 1st.
SPILL Confidential
29


the great migration is happening, so hey fam
sportshopsleep
SPILL
I love this app man
averygemini
COME ON, GREAT MIGRATION!
thejazzybelle
This is the family reunion app that we need.
Why did I not know about spill before now? oh well grateful 😊 loving it 🥰
kingdynasty24
SPILL
officially locked into tea. That other app gone.
toni_thee_poni
literally found out about this app in a tiktok comment section. Hey y'all 😊
melthevirgo
SPILL
I'm going to be back on Spill heavy now
druudon
SPILL
officially deleted my Twitter.


Susan ☘️💚☘️
@SusanLegasee
I love this !!!! @SpillMob is where we are all going..
11:23 AM · Nov 12, 2024 · 1,029 Views
a.
@theeAword_
@SpillMob app is where we need to be. Just saying.
11:03 AM · Nov 10, 2024 · 2,381 Views
Ohnahji
@ohnahji
Follow back
The fam is LOVIN one of our favorite pieces from @dominoart11 over on @SpillMob 🔥🔥🔥🏆
ohnahji
1 day ago
One of our favorite pieces in our gallery from talented African artist Domino 💪 ... more
64 Likes 5 Quotes
5:28 PM · 11/16/24 · 597 Views
Catch me on the spill app
SPILL
Meosha
Find me on Spill
Roy Wood Jr- Ex Jedi
@roywoodjr
Y'all can find me over on @Spillmob too!!
SPILL
Roy Wood Jr
roywoodjr
Find me on Spill
5:31 PM · 11/15/24 · 22K Views
Chicagoan West Sider by birth
@NayelySpring910
Follow
Ok, to the Black folks who feel left out on Spades. spill got us covered lol we gone learn yall in these turbulent years lol
SPILL @SpillMob · 3d
5:26 AM · 11/14/24 · 2.3K Views
I Voted for Kamala Harris #EarlyVoting 💙
@Sherhyse
I've been on @SpillMob since just after it started and I LOVE IT! And it's Black owned!
12:44 AM · Nov 10, 2024 · 2,166 Views
swaggy princess
@olabbillionaire
Spill might be my new fav app
9:05 AM · Nov 12, 2024 · 1,998 Views


MAU (session start)
Nov 9, 2024 → Nov 16, 2024
Insights, Linear
C. Session Start [MAU]
B. Session Start [WAU]
A. Session Start [DAU]
50K


40K
30K
20K
10K
0
Nov 8
Nov 9
Nov 10
Nov 11
Nov 12
Nov 13
Nov 14
Nov 15
Source: Mixpanel
Average MAU / WAU / DAU over the past week is approximately 35K / 18K / 5.5K, trending upwards.
SPILL Confidential
32


Signups Per Day (Since 12/20)
Dec 1, 2024 → Jan 22, 2025
Insights, Linear
User Signed Up [Unique Users]
8K
6K
4K
2K
0
December
January
Source: Mixpanel
More recently, we've a more than 200% increase in signups MoM from Dec - Jan
SPILL Confidential
33


Breakthrough Moments
NAACP
SPILL
NAACP Image Awards
SPILL partnered with the NAACP to livestream the red carpet of the 2024 Image Awards, resulting in 1.3M total views on and off platform
THIS IS THE CULTURE!!!
#wopwopwop
#KenandFriends
#ThePopOut
#HappyJuneteenth
50sh8sofmermaid
SPILL
They Not Like Us
A user-generated Tea Party during the Kendrick Lamar #PopOut concert on Juneteenth peaked with more than 5,000 posts per hour
SPILL THE VOTE
#SPILLtheVOTE
LIFESTYLE
A live Tea Party conversation about what matters most to YOU this election with Kerry Washington. Text SPILL to ...
is hosting
SPILL
#SPILLTheVote
SPILL partnered with Kerry Washington to host a live Tea Party for 2024 #NationalVoterRegistrationDay, driving thousands of users to check their registration status via the app
SPILL Confidential
34


SPILL and
Paramount+ launched a multi-phase campaign in support of The Chi Season 6.
The initial phase in early May was so successful that Paramount extended the campaign for an additional two week flight, resulting in over 150K total impressions and an 800% increase in conversation.
SPILL
THE CHI
Paid Campaign
Case Study
Why I'm late to knowing how good #thechi is?
So basically Knuck did a WOP WOP WOP WOP WOP this #TheChi season finale?
Keisha on #TheChi really burns me up!
SPILL
stream the return of #thechi
7 Comments
Spillboard
a new reign is coming #thechi
SPILL Confidential
35


Go To Market Strategy
Objectives: 5M Signups / $5M+ annual revenue within 24 months
KPIs: App Downloads (iOS and Android), 4 Week Retention (>30%), App Opens Per User Per Day, MRR
Growth Audiences
Winning high-usage early adopters sets table for mass adoption
Early adopter: Black, Hispanic, AAPI students at PWIs (6MM)
Broad Core: Black / Hispanic / AAPI 17 - 54 (80M)
Int'l Expansion Markets: Brazil, Nigeria, South Africa, Ghana, Western Europe
Value Props
Highlighting the sense of belonging + FOMO
-New connections amongst those with shared backgrounds
-Timely, relatable and often hilarious content
-Unique interaction features (Tea Parties, Games)
-Safety from hate speech
Channels
Holistic approach across earned and owned channels
-Social & Search (organic + paid)
-App Stores (Apple + Google)
-Mobile carriers (domestic + international)
-Tech + consumer comms
-Peer-to-peer referrals
Actions
Leveraging culture and connections to jump-start viral loops
-Gamified friend finder + invite mechanics
-Celeb / creator collabs + drops
-Media partnerships around cultural moments (i.e. award shows, sports, homecomings)
-IRL + URL experiential (i.e. Game Nights)
SPILL Confidential
36


The following may be upsetting and uncomfortable to view, yet it illustrates the reality of the problems our customers face.
Everything you are about to see has been sourced within the last 30 days and has been seen by millions of people online.


✠ John Vincent ✞
@Peepeepbirdy
Follow
Happy Halloween from my níğğęř-free neighborhood! 👻


Waffen 2.0 @22ndSSPanzer · 3d
Nothing more repulsive than a **jew**.
81
236
2.4K
32K


EugenePorknBeans @BbBumpkinz · 1d
Speak for yourself **ñïggër**!! My ancestors had a blast
AMERICA WAS NEVER GREAT



18
495




ANTUNES @Antunes1 · 12h
The electoral map if niggers didn't vote
Democrats
Republicans
0
538
270 to WIN
114
238
4.9K
184K




Liz Churchill @liz_churchill10 · 7/23/24
😂😂😂
"If you're a man...who votes for a woman for President...you're a **Faggot**..."
0:13
From Melonie Mac
3.7K
8.8K
61K
3.1M




karma @karma44921039 · 20h
How **illegal** immigrants are getting registered to vote.
@RealAlexJones
This needs a 100 million views. Congress needs to hold emergency hearings NOW!
Alex Jones @RealAlexJones · 22h
BREAKING: Investigators Have Found The Source of How Illegals Are Getting Registered To Vote
INFOWARS.COM


WAR ROOM
CITIZEN

25 578 674 4.1K



**Ben B@dejo** @BenTelAviv · 10/10/24

Before I started speaking up more about Israel on Twitter after 10/7, I had never been called "**nigger**" on this platform. Now it happens as much as five to ten times a day. To the antisemites out there: you are degenerates, the whole lot of you. Dregs of society, truly.

1.4K 2.5K 20K 355K

**SELF-ACTUALIZA-TION**
morality, creativity, spontaneity, acceptance, experience purpose, meaning and inner potential

**SELF-ESTEEM**
confidence, achievement, respect of other the need to be a unique individual

**LOVE AND BELONGING**
friendship, family, intimacy, sense of connection

**SAFETY AND SECURITY**
health, employment, property, family and social abilty

**PHYSIOLOGICAL NEEDS**
breathing, food, water, shelter, clothing, sleep